MEDICAL TRANSCRIPTION BILLING, CORP.

7 Clyde Road

Somerset, New Jersey 08873

June 21, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Jan Woo
Ms. Ji Shin

Re:	Medical Transcription Billing, Corp.
Acceleration Request for Registration Statement on Form S-1
File No. 333-214863

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, (the “Act”), Medical Transcription Billing, Corp. (the “Company”) hereby requests that the effective date for the above captioned Registration Statement be accelerated so that it will be declared effective on June 22, 2017 at 5:00 p.m., Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. This acceleration request supersedes our request made yesterday, June 20, 2017.

The Company requests that it be notified of such effectiveness by a telephone call to Mr. David Song, of Mazzeo Song P.C., at (212) 599-3077, or, in his absence, to Ms. Shruti Patel, the Company’s general counsel, at (732) 873-5133 x146.

Sincerely,

MEDICAL TRANSCRIPTION BILLING, CORP.

By:	/s/ Mahmud Haq
Mahmud Haq, Chairman and CEO

cc:	David Song, Mazzeo Song P.C.